Exhibit 99.2

GASLOG LTD.
GILDO PASTOR CENTER
7 RUE DU GABIAN
MC 98000, MONACO

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M88574-P63782	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

GASLOG LTD.

The Board of Directors recommends you vote FOR each of the following individuals to serve as a director until the next Annual General Meeting or until his successor has been elected or appointed:

1.	Election of Directors		For	Against	Abstain

	1a.	Peter G. Livanos	☐	☐	☐				For	Against	Abstain

	1b.	Bruce L. Blythe	☐	☐	☐		1i.	Philip Radziwill	☐	☐	☐

	1c.	Paul J. Collins	☐	☐	☐		1j.	Paul Wogan	☐	☐	☐

	1d.	William M. Friedrich	☐	☐	☐	The Board of Directors recommends you vote FOR the following proposal:

	1e. 1f. 1g.	Dennis M. Houston Donald J. Kintzer Julian Metherell	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐	2.	To approve the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2015 and until the conclusion of the next annual general meeting, and to authorize the Board of Directors, acting through the Audit and Risk Committee, to determine the independent auditor fee.		☐	☐	☐
	1h.	Anthony Papadimitriou	☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
For address changes/comments, mark here. (see reverse for instructions)					☐
			Yes	No

Please indicate if you plan to attend this meeting.			☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement are available at www.proxyvote.com.

M88575-P63782

GASLOG LTD.
Annual General Meeting of Shareholders
May 12, 2015, 2:30 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Paul Wogan and Simon Crowe, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of GASLOG LTD.that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 2:30 PM, local time on May 12, 2015, at The St. Regis, Two East 55th Street, New York, New York, 10022 and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side